THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING, AMONG OTHERS, BAYTEX ENERGY TRUST AND UNITHOLDERS OF BAYTEX ENERGY TRUST

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, VALIANT TRUST COMPANY.  IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

FOR UNITHOLDERS OF BAYTEX ENERGY TRUST

Please read the instructions set out below carefully before completing this Letter of Transmittal.

TO:                                BAYTEX ENERGY TRUST
AND TO:                      BAYTEX ENERGY LTD.
AND TO:                      BAYTEX ENERGY CORP.
AND TO:                      VALIANT TRUST COMPANY, AS DEPOSITARY

This Letter of Transmittal (the "Letter of Transmittal") is for use by holders ("Unitholders") of trust units ("Trust Units") of Baytex Energy Trust (the "Trust") in connection with the proposed arrangement ("Arrangement") involving the Baytex Parties and the Unitholders pursuant to an arrangement agreement among the Baytex Parties dated as of October 25, 2010 (the "Arrangement Agreement"), the full text of which is set out in the information circular and proxy statement (the "Information Circular") of the Trust dated October 26, 2010.

Pursuant to the Arrangement, the Trust will be reorganized into an oil and gas company that will operate under the name "Baytex Energy Corp." ("New Baytex").

Pursuant to the Arrangement, Unitholders will receive one common share ("New Baytex Share") of New Baytex for each Trust Unit held.

Capitalized terms used, but not defined in this Letter of Transmittal, shall have the meanings given to them in the Information Circular.

Unitholders whose Trust Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to arrange for the exchange of their Trust Units.

DEPOSIT OF TRUST UNIT CERTIFICATES

The undersigned delivers to you the enclosed certificate(s) representing Trust Units to be exchanged for certificate(s) representing New Baytex Shares pursuant to and in accordance with the Arrangement, as described in detail in the Information Circular.

DESCRIPTION OF TRUST UNIT CERTIFICATES DEPOSITED
Certificate Number(s)	Name in which Trust Units are Registered	Number of Trust Units Deposited

TOTAL:

(If space is not sufficient, please attach a list in the above form.)

☐
Some or all of my Trust Unit certificates have been lost, stolen or destroyed.  Please review item 7 of the instructions for the procedure to replace lost or destroyed certificates. (Check box if applicable).

Unitholders will not receive New Baytex Shares or any dividends which may be declared thereon after the Effective Date until they submit the certificates for their Trust Units to the Depositary along with a validly completed and duly executed Letter of Transmittal.  All dividends made with respect to any New Baytex Shares allotted and issued pursuant to the Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof, provided that where the person was a registered holder of Trust Units and is deemed to be a participant in the New DRIP, such dividends will be applied automatically for the purchase of New Baytex Shares in accordance with the terms and conditions of the New DRIP.  The Arrangement provides that any certificate formerly representing Trust Units that is not validly deposited with the Depositary with all other required documents on or before the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such securities to receive New Baytex Shares (and any dividend or other distribution thereon), and such certificates shall be deemed to have been surrendered to New Baytex, together with all entitlements to dividends and other distributions thereon held for the holder of such New Baytex Shares, for cancellation.

AUTHORIZATION

The undersigned:

1.
represents and warrants that the undersigned is the legal owner of the above listed Trust Units and has good title to the rights represented by the above mentioned certificates free and clear of all liens, charges, encumbrances, claims and equities, together with all rights and benefits, and has full power and authority to deliver such certificates;

2.	represents and warrants that the information provided herein is true, accurate and complete as of the date hereof;

3.	acknowledges receipt of the Information Circular;

4.
directs the Depositary to issue or cause to be issued the New Baytex Shares to which the undersigned is entitled on completion of the Arrangement in the name indicated below and to send the New Baytex Shares to the address, or hold the same for pickup, as indicated in this Letter of Transmittal;

5.
covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Trust Units for certificate(s) representing New Baytex Shares;

6.
acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned; and

7.
by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Trust Units deposited pursuant to the Arrangement will be determined by Baytex Energy Ltd. ("Baytex") (or New Baytex after the Effective Time) in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Trust, Baytex, New Baytex, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice.

BOX A
REGISTRATION INSTRUCTIONS
(See Instruction 2)
Issue certificate(s) for the New Baytex Shares:
In the Name of  _____________________________________________________________________
(please print)
Address: _________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________
                                                                                                       (include postal or zip code)

BOX B
DELIVERY INSTRUCTIONS
(See Instruction 2)
Send certificate(s) for the New Baytex Shares (unless Box C is checked) to:
Name: __________________________________________________________
                                                                                        (please print)
Address: ________________________________________________________

________________________________________________________________

________________________________________________________________
                                                                         (include postal or zip code)

BOX C HOLD FOR PICK-UP ☐Check here if the certificate(s) for the New Baytex Shares are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.

UNITHOLDER SIGNATURE(S)

Signature guaranteed by (if required under items 3 and 4 of the instructions):	Dated: _____________________________, 20___
Authorized Signature of Guarantor	Signature of Unitholder or Authorized Representative (see items 3 and 5 of the instructions)
Name of Guarantor (please print or type)	Address of Unitholder
Address of Guarantor (please print or type)
Daytime Telephone Number of Unitholder
Facsimile Number of Unitholder
Social Insurance Number or U.S. Resident Taxpayer Identification Number (must be provided)
Name of Unitholder (please print or type)
Name of Authorized Representative, if applicable (please print or type)

INSTRUCTIONS
1.	Use of Letter of Transmittal

(a)
This Letter of Transmittal (or a manually executed copy hereof) validly completed and duly executed as required by the instructions set forth below, together with accompanying certificates representing the Trust Units and all other documents required by the terms of the Arrangement must be received by the Depositary at any of its offices specified on the back page of this Letter of Transmittal.

(b)
The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Trust Units and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received.  It is recommended that the necessary documentation be hand delivered to the Depositary, at any of its offices specified on the back page of this Letter of Transmittal, and a receipt obtained.  However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained.  Unitholders whose Trust Units are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Trust Units.

2.	Registration and Delivery Instructions

The boxes entitled "Registration Instructions" and "Delivery Instructions", as applicable, should be completed by each holder of Trust Units or such holder's duly authorized representative regardless of whether certificates for the New Baytex Shares to be issued pursuant to the Arrangement are to be:  (a) issued in the name of a person other than the person signing the Letter of Transmittal; (b) sent to someone other than the person signing the Letter of Transmittal; or (c) sent to the person signing the Letter of Transmittal at an address other than that appearing below that person's signature.  In the event that the boxes entitled "Registration Instructions" and "Delivery Instructions", as applicable, are not completed by a holder of Trust Units, the certificates representing the New Baytex Shares to be issued to such holder shall be registered in the name of such holder as such name appears on the register of holders of Trust Units maintained by the Trust's transfer agent and shall be delivered to the address otherwise indicated by the holder, or where no such address is indicated, to the holder's latest address appearing on the register of holders of Trust Units.  Unless otherwise indicated, if the Arrangement is not completed and the Arrangement Agreement is terminated, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.  See also instruction 4 "Guarantee of Signatures" below.

3.	Signatures

This Letter of Transmittal must be validly completed and duly executed by the holder of Trust Units or by such holder's duly authorized representative (in accordance with instruction 5 "Fiduciaries, Representatives and Authorizations", below).

(a)
If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed.  If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)
If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Trust Units or if certificate(s) representing New Baytex Shares are to be issued to a person other than the registered holder(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)
the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in instruction 4 "Guarantee of Signatures" below.

4. Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Trust Units, if certificate(s) representing New Baytex Shares are to be issued to a person other than the registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Unitholders maintained by the Trust's transfer agent, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act.  The Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6.	Miscellaneous

(a)
If the space on this Letter of Transmittal is insufficient to list all certificates for Trust Units, additional certificate numbers and the number of Trust Units represented thereby may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Trust Units are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c)
No alternative, conditional or contingent deposits will be accepted.  All depositing Unitholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d)
The holder of the Trust Units covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e)
Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary at any of its offices at the addresses listed on the back page of this Letter of Transmittal.

7.	Lost Certificates

If a certificate representing Trust Units has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary.  The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary.

8.	Fractional Securities

No certificates representing fractional New Baytex Shares shall be issued.  In lieu of any fractional New Baytex Shares, each registered holder of Trust Units otherwise entitled to a fractional interest in a New Baytex Share will receive the nearest whole number of New Baytex Shares (with fractions equal to exactly 0.5 being rounded up).  Trust Units held by registered holders of Trust Units on behalf of beneficial holders will be aggregated for such purposes.

Privacy Notice: Valiant Trust Company is committed to protecting your personal information.  In the course of providing services to you and our corporate clients, we receive non-public personal information about you - from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc.  This information could include your name, address, social insurance number, securities holdings and other financial information.  We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services.  We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected.  It is available at our website, www.valianttrust.com, or by writing us at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.  Valiant Trust Company will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

Offices of the Depositary

VALIANT TRUST COMPANY

By Mail, Hand or Courier

Valiant Trust Company
Suite 600, 750 Cambie Street
Vancouver, British Columbia
V6B 0A2
Attention: Reorganization Department

By Hand or Courier

Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1
Attention: Reorganization Department

Valiant Trust Company
1800, 130 King Street West
Toronto, Ontario
M5X 1A9
Attention: Reorganization Department

Inquiries
Telephone: (604) 699-4954
Toll Free: 1-866-313-1872
E-Mail: inquiries@valianttrust.com

Any questions and requests for assistance may be directed by Unitholders to the Depositary at the telephone numbers and locations set out above.